Schedule 13D                                                      Page 1 of 4


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

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                                                       OMB Number: 3235-0145
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                                                    Expires: December 31, 2005
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                                                     Estimated average burden
                                                       hours per response 11
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                         Grand Toys International, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   3864922010
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                                 (CUSIP Number)

            Mr. Ofer Nissim, 65 High Ridge Road, Suite 500, Stamford,
                        Connecticut 06905; (831) 588-0314
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 27, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13D                                                      Page 2 of 4








CUSIP No. 3864922010
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         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


            Knox Security Engineering Corporation  (06-1251418)
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         2. Check the Appropriate Box if a Member of a Group (See Instructions)


            (a) [X]


            (b) [ ]
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         3. SEC Use Only
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         4. Source of Funds (See Instructions) 00
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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)
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         6. Citizenship or Place of Organization  Connecticut
--------------------- ---------------------------------------------------------
Number of Shares      7.    Sole Voting Power  0
Beneficially Owned    ---------------------------------------------------------
by Each Reporting
Person With           8. Shared Voting Power 300,000
                      ---------------------------------------------------------

                      9. Sole Dispositive Power 0
                      ---------------------------------------------------------

                      10. Shared Dispositive Power 300,000
--------------------- ---------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person
300,000
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         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
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         13. Percent of Class Represented by Amount in Row (11) 19.64%

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         14. Type of Reporting Person (See Instructions)

         CO


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Schedule 13D                                                      Page 3 of 4






CUSIP No. 3864922010
-------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Ofer Nissim

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         2. Check the Appropriate Box if a Member of a Group (See Instructions)


            (a) [X]


            (b) [ ]
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         3. SEC Use Only
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         4. Source of Funds (See Instructions)
-------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

         6. Citizenship or Place of Organization   Israel
--------------------- ---------------------------------------------------------
Number of Shares      7. Sole Voting Power  0
Beneficially Owned    ---------------------------------------------------------
by Each Reporting
Person With           8. Shared Voting Power 300,000
                      ---------------------------------------------------------

                      9. Sole Dispositive Power 0
                      ---------------------------------------------------------

                      10. Shared Dispositive Power 300,000
--------------------- ---------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person
300,000
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         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
-------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11) 19.64%
-------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)

         IN







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Schedule 13D                                                      Page 4 of 4




     Item 1. Security and Issuer



     The name of the issuer is Grand Toys International, Inc.("Grand"), a Nevada corporation, which has its principal executive offices at 1710 Route Transcanadienne, Dorval, Quebec, Canada, H9P 1H7. This statement relates to Grand's Common Stock, $0.001 par value per share ("Common Stock").

     Item 2. Identity and Background

     This Schedule 13D is being filed by Knox Security Engineering Corporation ("Knox"), a Connecticut corporation, with its principal business address at 65 High Ridge Road, Suite 500, Stamford, Connecticut 06905, and Ofer Nissim, a resident of the State of New York with a business address at 65 High Ridge Road, Suite 500, Stamford, Connecticut 06905. Knox is in the business of high-tech research and development. Knox is wholly owned by Ofer Nissim and he is the President, Secretary and Treasurer and sole director of Knox. Ofer Nissim is a citizen of Israel and a permanent resident of the United States of America. Within the past five years, neither Knox nor Ofer Nissim has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration

     On December 30, 1998, Ark Foundation LLC, a Connecticut limited liability company ("Ark"), entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Great American Acquisition Corp., a Nevada corporation ("GAAC"), predecessor in interest to Grand, pursuant to which Ark agreed to sell certain of its assets to GAAC. As partial consideration for such assets, Ark also received 200,000 shares (the "Preferred Shares") of the Series A 5% Cumulative Convertible Redeemable Preferred Stock, par value $5.00 per share, of Grand Toys (the "Preferred Stock"). Ark transferred all of the Preferred Shares to Knox. Knox has since converted all 200,000 of the Preferred Shares into Common Stock and sold all 200,000 of these shares of Common Stock.

     Under the terms of conversion of the Preferred Stock, Knox was owed, in cash the difference between the $5.00 par value per share of the Preferred Stock and the price per share of the Common Stock to the extent the price was less than $5.00. On March 3, 2002, Knox agreed to accept 242,213 shares of Common
Stock, and, on June 27, 2002, agreed to accept an additional 57,787 shares of Common Stock, in satisfaction of cash owed under the terms of the Preferred Stock.

     Item 4. Purpose of Transaction

     Knox acquired the 300,000 common shares as payment in lieu of a cash payment due to Knox by the terms of the Preferred Stock. The purpose of the acquisition of the shares of Common Stock referred to herein is solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

             (a)-(j) None.

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     Item 5. Interest in Securities of the Issuer

             (a) Knox is the  beneficial  owner of  300,000  shares  of  Grand's
                 Common Stock, representing approximately 19.64% of the outstanding shares of Grand's Common Stock. As the sole owner of Knox, Ofer Nissim is a beneficial owner of the Knox shares.

             (b) Each of Knox and Ofer  Nissim  are deemed to share the power to vote and dispose of the Knox Shares.

             (c) None.

             (d) Not applicable.

             (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             Not Applicable.

     Item 7.  Material to Be Filed as Exhibits


             Not Applicable.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 17, 2003
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Date

/s/ Ofer Nissim
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Signature

Ofer Nissim / President
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Name/Title



/s/ Ofer Nissim
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Signature

Ofer Nissim
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Name




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